Mail Stop 4561

May 10, 2010

Robert J. Driessnack
Senior Vice President and Chief Financial Officer
Intermec, Inc.
6001 36th Avenue West
Everett, Washington 98203-1264

      Re: **Intermec, Inc.**
                Form 10-K for the fiscal year ended December 31, 2009
                Filed February 22, 2010
                File No. 001-13279

Dear Mr. Driessnack:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                        Sincerely,

                        Patrick Gilmore
                        Accounting Branch Chief